                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2 )

                                 Steelcase Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   858155-20-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [_]     Rule 13d-1(b)

    [_]     Rule 13d-1(c)

    [X]     Rule 13d-1(d)

                                  Schedule 13G

------------------------------------------------------------------------------
  CUSIP NO.  858155-20-3                                    Page 2 of 5
------------------------                                  --------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Anne Hunting
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            117,486
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             4,476,971
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             117,486
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,476,971
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,594,457
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.96%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).          Name of Issuer:

                    Steelcase Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    901 44th Street

                    Grand Rapids, Michigan  49508

Item 2(a).          Name of Person Filing:

                    Anne Hunting

Item 2(b).          Address of Principal Business Office or, if None, Residence:

                    1421 Lake Road
                    Lake Forest, IL  60045

Item 2(c).          Citizenship:

                    USA

Item 2(d).          Title of Class of Securities:   Class A Common Stock

Item 2(e):          CUSIP Number: 858155-20-3


Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

     (a)  [_] Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [_] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;

     (d) [_] Investment company registered under Section 8 of the Investment Company Act;

     (e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



If this statement is filed pursuant to Rule 13d-1(c), check this box.  [_]

Item 4.  Ownership.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)     Amount beneficially owned:  4,594,457 shares
             (b)     Percent of class:  11.96%
             (c)     Number of shares as to which such person has:
             (i)     Sole power to vote or to direct the vote:  117,486 shares
             (ii)    Shared power to vote or to direct the vote:
                     4,476,971 shares
             (iii)   Sole power to dispose or to direct the disposition of:
                     117,486 shares
             (iv)    Shared power to dispose or to direct the disposition of:
                     4,476,971 shares

The number of shares reported above includes 4,476,971 shares of Class B Common Stock of Steelcase Inc. that are immediately convertible into an equal number of shares of Class A Common Stock at the option of a family limited partnership. The reporting person is an officer, director and 20% shareholder of the corporation that is general partner of the family limited partnership. In addition, if shares of Class B Common Stock are transferred to any person other than a "Permitted Transferee" (as defined in the Company's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Company have the same attributes as shares of Class A Common Stock of the Company except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

If all outstanding shares of Class B Common Stock of the Company were converted into shares of Class A Common Stock, the reporting person would be considered to be the beneficial owner of 3.11% of the Class A Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

                                 Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                                 Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                                 Not applicable

Item 8.   Identification and Classification of Members of the Group.

                                 Not applicable

Item 9.   Notice of Dissolution of Group

                                 Not applicable

Item 10.  Certifications

                                 Not applicable

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   ____February 14, 2002__________________


By: _______/s/ Anne Hunting____________________